                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)



INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 0)/1/


                         EDUTREK INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   28164K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  12/31/1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)


___________________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act; but shall be subject to all other provisions of the Act (however, see the Notes).


                      [Continued on the following pages]
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  CUSIP No. 28164K108                 13G                   Page 2 of 6 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Frank Russell Company
          91-1175091

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
          Washington

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF                230,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING                 0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                              230,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
          230,000
------------------------------------------------------------------------------
      CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.                                                                       [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

          5.13%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
          IA

------------------------------------------------------------------------------
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CUSIP No. 28164K108                     13G                Page 3 of 6 Pages

Item 1(a).     Name of Issuer:

                    EDUTREK INTERNATIONAL, INC.


Item 1(b).     Address of Issuer's Principal Executive Offices:

                    6600 Peachtree Dunwoody Road, 500 Embassy Row
                    Atlanta GA 30328


Item 2(a).     Name of Person Filing:

                    Frank Russell Company

Item 2(b).     Address of Principal Business Office or, if None, Residence:

                    909 A Street
                    Tacoma, WA 98402

Item 2(c).     Citizenship:

                    Washington

Item 2(d).     Title of Class of Securities:

                    CLASS A COMMON STOCK

Item 2(e).     CUSIP Number:

                    28164K108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

     (a) [_]  Broker or dealer registered under Section 15 of the Act.

     (b) [_]  Bank as defined in Section 3(a)(6) of the Act.

     (c) [_]  Insurance Company as defined in Section 3(a)(19) of the Act.
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CUSIP No. 28164K108                    13G                Page 4 of 6 Pages


     (d) [_] Investment Company registered under Section 8 of the Investment Company Act of 1940.

     (e) [X]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii) (E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii) (F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); see item 7;

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

         If this statement is filed pursuant to Rule 13d-1(c), check this box [_]

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          230,000 shares. Of such amount, all shares are owed by the Equity II fund of Frank Russell Trust Company, a non-depository trust company organized and existing under the Laws of the state of Washington. Frank Russell Company is the parent of Frank Russell Trust Company.

     (b)  Percent of class:  5.13%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote           230,000
          (ii)  Shared power to vote or to direct the vote
          (iii) Sole power to dispose or to direct the
                disposition of                                     0
          (iv)  Shared power to dispose or to direct the
                disposition of                                     230,000
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CUSIP No. 28164K108                      13G                 Page 5 of 6 Pages


Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

          [_]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Wellington Management Company, LLP, an advisor to the Equity II fund of Frank Russell Trust Company, provides non-discretionary advice with respect to the disposition of the shares reported on this form.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               N/A

Item 8.  Identification and Classification of Members of the Group.

               Not Applicable. This schedule is not being filed Pursuant to Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1 (d).

Item 9.  Notice of Dissolution of Group.

               Not Applicable.

Item 10. Certification.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the
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CUSIP No. 28164K108                    13G                  Page 6 of 6 Pages

     effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        By: /s/ Brian Golob
                                           ------------------------------
                                        Name: Brian Golob
                                        Title: Staff COunsel & Asst. Secretary
                                        Date:  February 14, 2000